SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 29, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Brian McNamara Named Division Head, Novartis OTC

•                  Brian McNamara, who has held several key positions in the Novartis OTC business over the past 7 years, succeeds Naomi Kelman

Basel, February 29, 2012 - Novartis named Brian McNamara to the position of Division Head of Novartis OTC (Over-the-Counter), effective immediately. McNamara replaces Naomi Kelman, who has decided to leave the company. Naomi joined Novartis in March 2011 from Johnson & Johnson where she held several roles in the Consumer, Medical Devices, and Diagnostic Sectors.

“I want to thank Naomi for her contributions to the business, and welcome Brian as the new head of our OTC division,” said Joseph Jimenez, CEO of Novartis. “Novartis OTC is an important part of our broad healthcare portfolio and I am confident that Brian will provide strong leadership, focusing on growing our priority brands, consistently meeting our quality standards, and improving performance in key emerging markets.”

Brian McNamara has more than 20 years of experience in consumer marketing. He started his career at Proctor & Gamble, where he spent several years in manufacturing management. He later moved into brand management where he led a number of P&G’s Fabric Care businesses. Since joining Novartis OTC in 2004, Mr. McNamara worked on a number of strategic initiatives, including the acquisition of several OTC brands. He also played a key role in acquiring the rights to the Prevacid® Rx-to-OTC switch. Mr. McNamara has a deep understanding of the European OTC market, having served as Region Head of Novartis OTC Europe from 2007-2010.

Mr. McNamara will take on responsibility for continuing to drive growth in Novartis OTC, ensuring high quality standards, as well as implementing innovative marketing initiatives. Novartis OTC is a world leader in the research, development, and marketing of OTC products. Novartis OTC has a robust portfolio of cough, cold, respiratory disease, digestive health and pain management medication as well as skin care products, smoking-cessation treatments and mineral supplements. Key OTC brands include Theraflu®, Triaminic®, Maalox®, Ex-Lax®, Gas-X®, Prevacid 24HR®, Excedrin® and Voltaren ®.

Disclaimer

This presentation contains forward-looking statements that can be identified by terminology such as “confident,” “will,” “continuing,” “ensuring,” “implementing,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of the OTC Division; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Group, or the OTC Division, will achieve any particular financial results, whether as a result of the appointment of Brian McNamara, or otherwise. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including the potential further outcomes of our ongoing discussions with health authorities concerning Rasilez/Tekturna® as a result of the ALTITUDE study, and including the outcome of health authority reviews of the benefits and risks of Gilenya®; unexpected product manufacturing issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of the shutdown of the OTC manufacturing facility at Lincoln, Nebraska; competition in general; government, industry, and general public pricing pressures; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data, including any potential new analyses of the ALTITUDE study which may occur; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Pamela McKinlay Novartis OTC Communications +1 973 503 7337 (direct) +1 862 221 0151 (mobile) pamela.mckinlay@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944	North America:
Susanne Schaffert	+41 61 324 7944	Helen Boudreau	+1 212 778 9375
Pierre-Michel Bringer	+41 61 324 1065	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 29, 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting